DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
1/24/2006


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

34,280

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

47,580
_________________________________________________________

10. SHARED DISPOSITIVE POWER
180,525

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

228,105

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.45%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

177,825

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

0
_________________________________________________________

10. SHARED DISPOSITIVE POWER
180,525

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

177,825

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

3.48%

14. TYPE OF REPORTING PERSON

IA

This statement constitutes amendment No.1 to the Schedule 13D filed on October 4, 2005. Except as specifically set forth herein, the Schedule 13D remains unmodified.



Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the semi-annual report filed on 8/11/05 there were 5,115,435 shares of NULM outstanding as of 8/11/05. The percentage set forth in item 5a was derived using such number.

  The aggregate number of shares beneficially owned by Mr.
Goldstein and Mr. Dakos is 228,105 or 4.45%.


     During the past 60 days the following shares of NULM were sold:

2/2/06             3800 @ 17
1/26/06     2200 @ 17
1/25/06     2200 @ 17
1/24/06     9200 @ 17
1/23/06     11400 @ 17

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/3/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name: Andrew Dakos